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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                        OVERSEAS SHIPHOLDING GROUP, INC.
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                                (Name of Issuer)

                      COMMON STOCK, PAR VALUE $1 PER SHARE
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                         (Title of Class of Securities)

                                   690368 10 5
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                                 (CUSIP Number)

          HOWARD S. KELBERG, ESQ., MILBANK, TWEED, HADLEY & MCCLOY LLP
         1 CHASE MANHATTAN PLAZA, NEW YORK NEW YORK 10005 (212) 530-5000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 2, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 690368 10 5                                          PAGE 2 OF 4 PAGES
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          NAME OF REPORTING PERSONS

          OSG Holdings

    1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) [ ]
    2                                                             (B) [ ]
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          SEC USE ONLY

    3
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          SOURCE OF FUNDS*
    4     NA
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION                       New York
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  NUMBER OF               SOLE VOTING POWER
    SHARES
 BENEFICIALLY        7    1,786,964
   OWNED BY          -----------------------------------------------------------
     EACH                 SHARED VOTING POWER
  REPORTING
 PERSON WITH         8    0
                     -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER

                     9    1,786,964
                     -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

                     10   0
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

   11        1,786,964
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13                 4.5%
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          TYPE OF REPORTING PERSON*

   14     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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      This Amendment No.6 to the Schedule 13D (the "Schedule 13D") of OSG
Holdings, a New York partnership ("OSGH") relating to the common stock, par value $1.00 per share (the "Common Stock") of Overseas Shipholding Group, Inc., a Delaware corporation ("OSG"), amends Item 5 of the Schedule 13D in the following respects:

Item 5. Interest in Securities of Issuer

      (a)   Aggregate amount of Common Stock beneficially owned: 1,786,964

            Percent of class beneficially owned: 4.5%

      (b)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 1,786,964

            (ii)  Shared power to vote or direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  1,786,964

            (iv)  Shared power to dispose or to direct the disposition of: 0

      (c) On December 2, 2004, OSGH distributed 893,480 shares of Common Stock to its partners in accordance with their percentage ownership of OSGH.

      (e) OSGH ceased to be the beneficial owner of more than 5% of the Common Stock of OSG on December 2, 2004.


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      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2004                OSG HOLDINGS

                                       By:  /s/ Michael A. Recanati
                                            --------------------------
                                            Name: Michael A. Recanati
                                            Title: Partner


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